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Exhibit 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9 Tel: (905) 713-6322 Fax: (905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2005 THIRD QUARTER RESULTS

November 9, 2005, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and nine months ended September 30, 2005. All figures are in U.S. dollars unless otherwise noted.

	REAL ESTATE BUSINESS(1)
	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2005	2004	2005	2004
	(in thousands, except per share figures)
Revenues	$38,151	$31,398	$110,852	$94,776
Net income(2)	$18,722	$11,513	$57,432	$34,687
Funds from operations ("FFO")(2),(3)	$31,961	$19,844	$84,831	$64,033
Diluted FFO per share(2),(3)	$0.66	$0.41	$1.76	$1.33
	MID CONSOLIDATED(1)
	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2005	2004	2005	2004
	(in thousands, except per share figures)
Revenues
Real Estate Business	$38,151	$31,398	$110,852	$94,776
Magna Entertainment Corp. ("MEC")(4)	87,386	98,318	508,876	568,005
Eliminations	(1,992)	—	(3,208)	—

	$123,545	$129,716	$616,520	$662,781

Net income (loss)
Real Estate Business(2)	$18,722	$11,513	$57,432	$34,687
MEC — continuing operations(5)	(25,382)	(28,014)	(38,913)	(30,946)
Eliminations	(1,934)	—	(5,576)	—

Net income from continuing operations	(8,594)	(16,501)	12,943	3,741
MEC — discontinued operations(6)	4,880	564	(245)	1,527

	$(3,714)	$(15,937)	$12,698	$5,268

Diluted earnings (loss) per share from continuing operations(2),(5)	$(0.18)	$(0.34)	$0.27	$0.08
Diluted earnings (loss) per share(2),(5)	$(0.08)	$(0.33)	$0.26	$0.11

(1)
Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)
The Real Estate Business' results for the three and nine months ended September 30, 2005 include a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005. Excluding the impact of this item, the Real Estate Business' FFO for the three and nine months ended September 30, 2005 was $28.9 million ($0.60 per share) and $81.7 million ($1.70 per share), respectively. The Real Estate Business' results for the nine months ended September 30, 2004 reflect (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter of 2004 related to the Company's decision that it would not proceed with its offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by MID (the "Proposed MEC Privatization"), and (iii) a future income tax charge of $2.0 million incurred in the three months ended June 30, 2004 resulting from changes in European tax rates. Excluding the impact of these items, the Real Estate Business' net income for the three months ended September 30, 2004 was $15.8 million, FFO was $24.1 million(3), and diluted FFO per share was $0.50(3), and for the nine months ended September 30, 2004, the Real Estate Business' net income was $44.0 million, FFO was $71.3 million(3), and diluted FFO per share was $1.48(3).

(3)
The Real Property Association of Canada ("RealPac") announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the three months ended September 30, 2004 were $19.8 million ($24.3 million excluding the employee settlement and Proposed MEC Privatization expenses) and $0.41 per share ($0.50 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively. FFO and diluted FFO per share previously reported for the nine months ended September 30, 2004 were $65.5 million ($71.6 million excluding the employee settlement and Proposed MEC Privatization expenses) and $1.36 per share ($1.48 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively. FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.

(4)
Excludes revenues from MEC's discontinued operations.

(5)
Net income (loss) from continuing operations for the nine months ended September 30, 2004 includes (i) the impact of non-cash write-downs of MEC's long-lived assets of $26.7 million in the second quarter of 2004; and (ii) a $5.2 million future tax recovery due to a reduction in enacted income tax rates in Austria recorded in the second quarter of 2004. The net impact of these items reduced MEC's segment net loss from continuing operations for the nine months ended September 30, 2004 by $12.6 million.

(6)
Net income (loss) from discontinued operations for the nine months ended September 30, 2005 includes the impact of (i) non-cash write-downs of MEC's racing license asset of $12.3 million recorded in the second quarter; and (ii) a $9.8 million gain recognized in the third quarter on the disposition of a subsidiary. The net impact of these items to MEC's segment net income for the three and nine months ended September 30, 2005 was an increase of $4.6 million and a decrease of $1.3 million, respectively.

1

THIRD QUARTER HIGHLIGHTS

Real Estate Business Operations and Developments

In respect of our core rental portfolio of Magna International ("Magna") facilities, we brought $20.8 million, or 265 thousand square feet, on-stream during the third quarter of 2005, including a 253 thousand square foot facility acquired and then significantly expanded in Mississauga, Ontario.

At September 30, 2005, MID's construction group had seven properties under development: three in Canada, two in Austria and one in each of the U.S. and the Czech Republic. These developments include one greenfield site and, once completed, will add 420 thousand square feet to our income-producing portfolio. The total anticipated costs related to these projects are approximately $30.7 million, of which $9.4 million had been spent as of September 30, 2005.

At September 30, 2005, the Real Estate Business had 26.3 million square feet of leaseable area, with annualized lease payments of $145.7 million, representing a return of 10.5% on the gross carrying value of our income-producing property portfolio.

MEC Recapitalization Plan and Bridge Loan

On July 22, 2005, MEC announced a recapitalization plan (the "MEC Recapitalization Plan"), which was developed with input from MID's management, in order to recapitalize MEC's balance sheet by August 2006 through the sale of certain non-strategic assets. The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006.

In connection with the announcement of the MEC Recapitalization Plan, MID agreed to provide a 13-month bridge loan to MEC of up to $100.0 million. The bridge loan is expected to be repaid with proceeds generated from the sale of certain assets and/or equity raised pursuant to the MEC Recapitalization Plan. The bridge loan is intended to provide MEC with funding to address its short-term liquidity concerns and provide MEC with sufficient time to prudently implement its recapitalization plan.

On September 30, 2005, MEC announced the completion of the sale to Colonial Downs, L.P. of all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. ("MVRC"), MEC's indirect subsidiary which managed the operations of Colonial Downs, a thoroughbred and standardbred racetrack located in New Kent, Virginia pursuant to a management agreement. The $10.0 million purchase price was paid via $6.8 million in cash on closing, net of transaction costs, and $3.0 million by way of a one-year interest bearing demand note.

On October 19, 2005, MEC announced the completion of the sale of all of the outstanding shares of Ontario Racing Inc. ("ORI"), a wholly-owned subsidiary of MEC, which owned and operated Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery Gaming Corporation, located in Hamilton, Ontario Canada. The purchaser, Great Canadian Gaming Corporation, paid aggregate consideration of $23.6 million and Cdn. $50.0 million in cash and by the assumption of ORI's existing debt.

On November 3, 2005, MEC announced that one of its subsidiaries had entered into an agreement pursuant to which it intends to sell approximately 157 acres of its excess real estate located in Palm Beach County, Florida to Toll Bros, Inc., a Pennsylvania real estate development company, for $51.0 million in cash. The proposed sale is subject to the completion of due diligence by the purchaser by February 28, 2006 and is expected to close by March 30, 2006.

On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc. and a fund managed by Oaktree Capital Management, LLC ("Oaktree" and together, with PA Meadows, LLC, "Millennium-Oaktree") providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc., each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. The sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a Conditional Category 1 slot license pursuant to the Pennsylvania Race Horse Development and Gaming Act, and certain other customary closing conditions. Under the terms of the share purchase agreement, Millennium-Oaktree will pay MEC $225.0 million and MEC will continue to manage the racing operations at The Meadows on behalf of Millennium-Oaktree pursuant to a minimum 5-year racing services agreement.

2

Pursuant to the terms of the bridge loan agreement between MID and MEC, as well as the terms of MEC's senior secured revolving bank credit facility, MEC was required to use the net proceeds from the sale of Flamboro Downs to pay down the principal amount owing under the two facilities in equal portions. However, both the bank and MID agreed in principle to mutually waive this repayment requirement, subject to certain other amendments and the execution of definitive agreements.

Mr. Simonetti commented, "Executing the transactions contemplated under the MEC Recapitalization Plan will take time. We are pleased with MEC's achievements to date and we continue to closely monitor its progress in this regard. We are confident that MEC will emerge with a much stronger and more stable balance sheet at the end of this process."

REAL ESTATE BUSINESS — FINANCIAL RESULTS

Three Months Ended September 30, 2005

For the three months ended September 30, 2005, revenues were $38.2 million, an increase of $6.8 million or 22% over revenues for the three months ended September 30, 2004 of $31.4 million. The higher revenues reflect ongoing initiatives, including $2.5 million from completed Magna development projects coming on-stream, contractual rent increases with Magna of $0.6 million and $2.0 million of interest and other income earned from the financing arrangements with MEC. The increase is also attributable to an increase of $0.8 million due to the weaker U.S. dollar, lower straight-line rent reductions of $0.2 million and the effect of subsidies and other items which resulted in $0.7 million of higher revenues.

FFO in the three months ended September 30, 2005 includes a $3.1 million current tax recovery (offset by an equal future tax expense) related to accelerated depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005. Excluding this item and the $3.1 million ($1.9 million net of income taxes) of employee settlement expenses and the costs related to the Proposed MEC Privatization of $2.7 million ($2.4 million net of income taxes) incurred in the third quarter of 2004, FFO for the three months ended September 30, 2005, was $28.9 million, an increase of $4.8 million or 20% over FFO of $24.1 million for the three months ended September 30, 2004. This improvement in FFO is due to a revenue increase of $6.8 million and a $1.1 million decrease in current income tax expense, partially offset by a $1.1 million increase in general and administrative expenses, and an increase in net interest expense of $2.0 million.

Net income for the third quarter of 2005 was $18.7 million, an increase of $7.2 million over the prior year amount of $11.5 million. The increase resulted from the increase in revenues of $6.8 million, a $4.7 million reduction in general and administrative expenses (as discussed below), partially offset by increased depreciation and amortization of $0.6 million, increased net interest expense of $2.0 million, a $0.3 million lower gain on disposal of real estate and increased income tax expense of $1.3 million.

General and administrative expenses for the third quarter of 2005 include $0.8 million of costs incurred in association with the Company's defence against litigation (see "OTHER MATTERS — Litigation") following MID's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals made by a shareholder (collectively, the "Shareholder's Proposals and Litigation"). General and administrative expenses for the third quarter of 2004 included $3.1 million of employee settlement costs and $2.7 million of costs related to the Proposed MEC Privatization. Excluding these costs from the third quarter's results in 2004 and 2005, general and administrative expenses were $3.7 million in the third quarter of 2005 compared to $3.4 million in the third quarter of 2004.

The increase in net interest expense relates to interest incurred on the Company's Cdn. $265.0 million of Senior Unsecured Debentures issued in December 2004 (the "Debentures"), partially offset by $0.3 million of interest capitalized related to projects under development and $1.6 million of interest income.

In the three months ended September 30, 2005, the Real Estate Business' income tax expense was $4.2 million, representing an effective income tax rate of 18.3%. The effective rate in the third quarter of 2004 was impacted by the costs relating to employee settlements and the Proposed MEC Privatization referred to above. Excluding these costs, the effective tax rate for the three months ended September 30, 2004 was 21.6%. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates.

Nine Months Ended September 30, 2005

For the nine months ended September 30, 2005, revenues were $110.9 million, an increase of $16.1 million or 17% over revenues for the nine months ended September 30, 2004 of $94.8 million. The higher revenues reflect ongoing initiatives, including $7.0 million from completed Magna development projects coming on-stream, contractual rent increases with Magna of $2.0 million and $3.2 million of interest and other income earned from the financing arrangements with MEC. The increase is also attributable to an increase of $3.7 million due to the weaker U.S. dollar and the effect of subsidies and other items which resulted in $0.6 million of higher revenues, partially offset by increased straight-line rent reductions of $0.4 million.

3

Excluding the previously discussed $3.1 million current tax recovery related to accelerated depreciation recognized in the third quarter of 2005, and the $7.0 million ($4.9 million net of income taxes) of employee settlement expenses and $2.7 million ($2.4 million net of income taxes) of costs related to the Proposed MEC Privatization incurred in the first three quarters of 2004, FFO for the nine months ended September 30, 2005, was $81.7 million, an increase of $10.4 million or 15% over FFO of $71.3 million for the nine months ended September 30, 2004. The improvement in FFO is due to a revenue increase of $16.1 million and a $3.3 million decrease in current income tax expense, partially offset by a $3.4 million increase in general and administrative expenses and an increase in net interest expense of $5.6 million.

Net income for the nine months ended September 30, 2005 was $57.4 million, an increase of $22.7 million or 66% over the prior year amount of $34.7 million. Excluding net gains on the sale of real estate and the related income tax expense, net income increased by $16.9 million due to increased revenues of $16.1 million, a $6.2 million reduction in general and administrative expenses and reduced income tax expense of $2.4 million. These increases to net income were partially offset by an increase in depreciation and amortization of $2.2 million and increased net interest expense of $5.6 million.

General and administrative expenses for the nine months ended September 30, 2005 were $15.2 million, compared to $21.4 million for the nine months ended September 30, 2004, a decrease of $6.2 million. General and administrative expenses for the first nine months of 2005 include $3.5 million of costs incurred in association with the Shareholder's Proposals and Litigation. General and administrative expenses for the first nine months of 2004 included $7.0 million of employee settlement costs and $2.7 million of costs related to the Proposed MEC Privatization. Excluding these costs from the results of 2004 and 2005, general and administrative expenses were $11.7 million in the first nine months of 2005 and 2004.

The increase in net interest expense relates to interest incurred on the Debentures, partially offset by $0.9 million of interest capitalized related to projects under development and $4.5 million of interest income.

In the nine months ended September 30, 2005, the Real Estate Business' income tax expense was $15.1 million, representing an effective income tax rate of 20.9%. Excluding net gains from the sale of real estate and the related income tax expense, the Real Estate Business' income tax expense for the first three quarters of 2005 was $11.7 million, representing an effective tax rate of 18.6%. Excluding the employee settlement expenses costs and costs related to the Proposed MEC Privatization in 2004, and a future income tax charge of $2.0 million in the second quarter of 2004 resulting from changes in European tax rates, the Real Estate Business' effective tax rate was 24.8% in the first nine months of 2004. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates and tax rate reductions in Germany and Austria.

MAGNA ENTERTAINMENT CORP. — FINANCIAL RESULTS

At the end of the third quarter of 2005, the market value of MID's shareholding in MEC was $418.4 million, based on the closing price of $6.66 per share for MEC Class A Subordinate Voting Stock (NASDAQ: MECA) on that date.

MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. Due to MEC's sale of all of the outstanding shares of ORI and MVRC, the operations of Flamboro Downs and MVRC have been classified as discontinued operations with comparable periods being restated accordingly.

Revenues from continuing operations for the third quarter and first nine months of 2005 decreased 11% to $87.4 million and 10% to $508.9 million, respectively, from the prior year comparable periods. The decrease in revenue in the third quarter and first nine months of 2005 is primarily attributable to the expiry of the leases at Bay Meadows and the Multnomah Greyhound Park, which combined accounted for $14.6 million in revenues in the third quarter of 2004 and $50.4 million in revenues in the nine months ended September 30, 2004.

Earnings before interest, taxes, depreciation and amortization from continuing operations, excluding the impact of dilution and other gains and minority interest ("EBITDA"), was a loss of $24.5 million for the third quarter in 2005, compared to a loss of $32.7 million in the prior year. The $8.2 million improvement in EBITDA for the three months ended September 30, 2005 is primarily due to cost reductions in MEC's European operations which resulted in an EBITDA improvement of $3.2 million, a $2.1 million reduction in predevelopment costs and increased EBITDA of $2.1 million from revenue recognized in the current quarter under the golf course access fee agreements, which was not recognized until the fourth quarter of 2004 as the agreements were not entered into until November 2004.

4

EBITDA was a loss of $9.1 million in the nine months ended September 30, 2005, compared to a loss of $17.7 million in the prior year. In 2004, EBITDA was adversely impacted by non-cash write-downs of $26.7 million in the second quarter relating to the redevelopment of the Gulfstream Park racetrack and the redevelopment of racing surfaces at Laurel Park. EBITDA for the nine months ended September 30, 2004 also included gains on disposal of real estate of $9.6 million incurred in the first half of 2004. Excluding the non-cash write-downs of long-lived assets and the gains on disposal of real estate, the $8.5 million decline in EBITDA for the nine months ended September 30, 2005 is primarily due to an $8.7 million reduction in EBITDA at MEC's Florida operations resulting from the disruption caused by the Gulfstream Park redevelopment and the 2005 live race meet being conducted out of temporary facilities and an $11.6 million EBITDA reduction in MEC's California operations with the expiry of the Bay Meadows lease and the change in the racing calendar at Golden Gate Fields whereby live race days were shifted from the first nine months of the year into the fourth quarter. These decreases in EBITDA were partially offset by a $7.8 million EBITDA improvement from golf and other operations primarily due to the access fee revenue previously discussed, a $2.8 million reduction in predevelopment costs and a $1.2 million EBITDA improvement from corporate cost savings.

OTHER MATTERS

Dividends

MID's Board of Directors has declared a dividend on MID's Class A Subordinate Voting Shares and Class B Shares for the third quarter ended September 30, 2005. A dividend of $0.15 per share is payable on or after December 15, 2005 to shareholders of record at the close of business on November 30, 2005.

Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and will vigorously defend against it.

CONFERENCE CALL

A conference call will be held for interested analysts and shareholders to discuss the third quarter results on November 9, 2005 at 2:30 pm EST (Toronto time). The number to use for this call is 1-866-249-2165. The number for overseas callers is 416-640-4127. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by John D. Simonetti, Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21161290 followed by the number sign) and the rebroadcast will be available until November 16, 2005.

ABOUT MID

MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna and its subsidiaries. MID also holds a controlling investment in MEC, a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information, please contact Doug Tatters, Executive Vice-President and Chief Financial Officer, at 905-726-7507. For teleconferencing questions, please contact Angie Palmer at 905-726-7106.

5

RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004 Restated(2)	2005	2004 Restated(2)
Net income(1)	$18,722	$11,513	$57,432	$34,687
Add back (deduct) non-cash items:
Depreciation and amortization	9,093	8,533	27,567	25,405
Future income taxes(3)	4,146	146	5,886	4,157
Gain on disposal of real estate(4)	—	(348)	(6,054)	(216)

Funds from operations(1)	$31,961	$19,844	$84,831	$64,033

Funds from operations per share
Basic and diluted(1)	$0.66	$0.41	$1.76	$1.33

Average number of shares outstanding (thousands)
Basic	48,264	48,160	48,250	48,153
Diluted	48,327	48,160	48,311	48,190

(1)
The Real Estate Business' results for the three and nine months ended September 30, 2005 include a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005. Excluding the impact of this item, the Real Estate Business' FFO for the three and nine months ended September 30, 2005 was $28.9 million ($0.60 per share) and $81.7 million ($1.70 per share), respectively. The Real Estate Business' results for the nine months ended September 30, 2004 reflect (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter of 2004 related to the Proposed MEC Privatization, and (iii) a future income tax charge of $2.0 million incurred in the three months ended June 30, 2004 resulting from changes in European tax rates. Excluding the impact of these items, the Real Estate Business' net income for the three months ended September 30, 2004 was $15.8 million, FFO was $24.1 million(2), and diluted FFO per share was $0.50(2), and for the nine months ended September 30, 2004, the Real Estate Business' net income was $44.0 million, FFO was $71.3 million(2), and diluted FFO per share was $1.48(2).

(2)
RealPac announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the three months ended September 30, 2004 were $19.8 million ($24.3 million excluding the employee settlement and Proposed MEC Privatization expenses) and $0.41 per share ($0.50 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively. FFO and diluted FFO per share previously reported for the nine months ended September 30, 2004 were $65.5 million ($71.6 million excluding the employee settlement and Proposed MEC Privatization expenses) and $1.36 per share ($1.48 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively.

(3)
In the United States of America, the definition of FFO prescribed by the National Association of Real Estate Investment Trusts ("NAREIT") does not add back (deduct) future income tax expense (recovery). There are no other significant differences between the Canadian definition of FFO, as prescribed by RealPac, and the United States definition prescribed by NAREIT.

(4)
The gain on disposal of real estate for the nine months ended September 30, 2005 is deducted in the computation of FFO net of related current income tax expense of $3.4 million.

FORWARD-LOOKING STATEMENTS

The contents of this press release contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release, MID uses words such as "will", "expect", "should" and similar expressions to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good-faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual results to differ materially from such forward-looking statements. Such risks are set forth under "Risk Factors" in MID's Annual Information Form for 2004, attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2004. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

6

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended September 30,
	2005	2004	2005	2004	2005	2004
		(restated – note 1)				(restated – note 1)
Revenues
Rental revenue	$36,159	$31,398	$36,159	$31,398	$—	$—
Racing and other revenue	87,386	98,318	—	—	87,386	98,318
Interest and other income from MEC (note 13)	—	—	1,992	—	—	—

	123,545	129,716	38,151	31,398	87,386	98,318

Operating costs and expenses
Purses, awards and other	36,877	42,530	—	—	36,877	42,530
Operating costs	59,921	70,814	—	—	59,921	70,814
General and administrative (note 13)	20,785	26,942	4,558	9,220	15,133	17,722
Depreciation and amortization	19,289	18,682	9,093	8,533	10,196	10,149
Interest expense (income), net (note 13)	9,942	6,013	1,582	(387)	9,512	6,400

Operating income (loss)	(23,269)	(35,265)	22,918	14,032	(44,253)	(49,297)
Gain on disposal of real estate	—	348	—	348	—	—
Dilution and other gains	—	1,026	—	—	—	1,026

Income (loss) before income taxes and minority interest	(23,269)	(33,891)	22,918	14,380	(44,253)	(48,271)
Income tax expense (recovery)	3,315	1,436	4,196	2,867	(881)	(1,431)
Minority interest	(17,990)	(18,826)	—	—	(17,990)	(18,826)

Net income (loss) from continuing operations	(8,594)	(16,501)	18,722	11,513	(25,382)	(28,014)
Net income from discontinued operations (note 3)	4,880	564	—	—	4,880	564

Net income (loss)	$(3,714)	$(15,937)	$18,722	$11,513	$(20,502)	$(27,450)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 4)
— Continuing operations	$(0.18)	$(0.34)
— Discontinued operations (note 3)	0.10	0.01

Total	$(0.08)	$(0.33)

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 4)
Basic	48,264	48,160
Diluted	48,264	48,160

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Nine Months Ended September 30,
	2005	2004	2005	2004	2005	2004
		(restated – note 1)				(restated – note 1)
Revenues
Rental revenue	$107,644	$94,776	$107,644	$94,776	$—	$—
Racing and other revenue	508,876	568,005	—	—	508,876	568,005
Interest and other income from MEC (note 13)	—	—	3,208	—	—	—

	616,520	662,781	110,852	94,776	508,876	568,005

Operating costs and expenses
Purses, awards and other	246,441	275,599	—	—	246,441	275,599
Operating costs	223,230	243,840	—	—	223,230	243,840
General and administrative (note 13)	67,060	70,674	15,194	21,438	48,346	49,236
Depreciation and amortization	57,284	52,708	27,567	25,405	29,717	27,303
Interest expense (income), net (note 13)	29,556	16,866	4,932	(642)	25,776	17,508
Write-down of MEC's long-lived assets	—	26,685	—	—	—	26,685

Operating income (loss)	(7,051)	(23,591)	63,159	48,575	(64,634)	(72,166)
Gain on disposal of real estate	9,404	9,842	9,404	216	—	9,626
Dilution and other gains	7	883	—	—	7	883

Income (loss) before income taxes and minority interest	2,360	(12,866)	72,563	48,791	(64,627)	(61,657)
Income tax expense (recovery)	17,003	4,200	15,131	14,104	1,872	(9,904)
Minority interest	(27,586)	(20,807)	—	—	(27,586)	(20,807)

Net income (loss) from continuing operations	12,943	3,741	57,432	34,687	(38,913)	(30,946)
Net income (loss) from discontinued operations (note 3)	(245)	1,527	—	—	(245)	1,527

Net income (loss)	$12,698	$5,268	$57,432	$34,687	$(39,158)	$(29,419)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 4)
— Continuing operations	$0.27	$0.08
— Discontinued operations (note 3)	(0.01)	0.03

Total	$0.26	$0.11

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 4)
Basic	48,250	48,153
Diluted	48,311	48,190

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
(U.S. dollars in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Deficit, beginning of period	$(75,102)	$(41,085)	$(79,932)	$(53,622)
Net income (loss)	(3,714)	(15,937)	12,698	5,268
Dividends	(7,239)	(4,334)	(18,821)	(13,002)

Deficit, end of period	$(86,055)	$(61,356)	$(86,055)	$(61,356)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended September 30,
	2005	2004	2005	2004	2005	2004
		(restated – note 1)				(restated – note 1)
OPERATING ACTIVITIES
Net income (loss) from continuing operations	$(8,594)	$(16,501)	$18,722	$11,513	$(25,382)	$(28,014)
Items not involving current cash flows (note 11)	6,920	(3,080)	12,309	8,262	(3,449)	(11,342)
Changes in non-cash balances (note 11)	(2,364)	26,601	1,542	4,105	(3,083)	22,496

Cash provided by (used in) operating activities	(4,038)	7,020	32,573	23,880	(31,914)	(16,860)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(46,906)	(56,688)	(9,628)	(11,498)	(37,278)	(45,190)
Proceeds on disposal of real estate properties	8,141	1,701	7,369	1,213	772	488
Other asset additions	(237)	(44)	(90)	—	(147)	(44)
Loan receivable from MEC (note 13)	—	—	(60,861)	—	—	—
Discontinued operations (note 3)	9,399	(1,004)	—	—	9,399	(1,004)

Cash used in investment activities	(29,603)	(56,035)	(63,210)	(10,285)	(27,254)	(45,750)

FINANCING ACTIVITIES
Net increase in bank indebtedness	1,300	25,000	—	—	1,300	25,000
Repayment of long-term debt	(7,786)	(1,518)	(53)	(105)	(7,733)	(1,413)
Loan payable to MID, net (note 13)	—	—	—	—	56,164	—
Issuance of shares	812	—	812	—	—	—
Dividends paid	(7,239)	(4,334)	(7,239)	(4,334)	—	—

Cash provided by (used in) financing activities	(12,913)	19,148	(6,480)	(4,439)	49,731	23,587

Effect of exchange rate changes on cash and cash equivalents	2,041	2,754	1,441	1,649	600	1,105

Net increase (decrease) in cash and cash equivalents during the period	(44,513)	(27,113)	(35,676)	10,805	(8,837)	(37,918)
Cash and cash equivalents, beginning of period	268,946	140,482	223,697	60,018	45,249	80,464

Cash and cash equivalents, end of period	$224,433	$113,369	$188,021	$70,823	$36,412	$42,546

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Nine Months Ended September 30,
	2005	2004	2005	2004	2005	2004
		(restated – note 1)				(restated – note 1)
OPERATING ACTIVITIES
Net income (loss) from continuing operations	$12,943	$3,741	$57,432	$34,687	$(38,913)	$(30,946)
Items not involving current cash flows (note 11)	26,900	48,085	22,524	30,920	2,713	17,165
Changes in non-cash balances (note 11)	(7,215)	14,344	4,846	13,963	(11,238)	381

Cash provided by (used in) operating activities	32,628	66,170	84,802	79,570	(47,438)	(13,400)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(132,533)	(132,629)	(48,805)	(30,861)	(83,728)	(101,768)
Proceeds on disposal of real estate properties	30,919	19,573	25,116	2,478	5,803	17,095
Other assets additions (note 13)	(771)	(654)	(191)	(188)	(813)	(466)
Loan receivable from MEC (note 13)	—	—	(80,775)	—	—	—
Discontinued operations (note 3)	8,868	2,824	—	—	8,868	2,824

Cash used in investment activities	(93,517)	(110,886)	(104,655)	(28,571)	(69,870)	(82,315)

FINANCING ACTIVITIES
Net increase in bank indebtedness	800	27,000	—	—	800	27,000
Issuance of long-term debt, net (note 7)	27,493	19,257	—	—	27,493	19,257
Repayment of long-term debt	(11,413)	(4,446)	(228)	(258)	(11,185)	(4,188)
Loan payable to MID, net (note 13)	—	—	—	—	76,272	—
Issuance of shares	2,611	721	2,611	721	—	—
Minority investment in subsidiary	—	852	—	—	—	852
Dividends paid	(18,821)	(13,002)	(18,821)	(13,002)	—	—

Cash provided by (used in) financing activities	670	30,382	(16,438)	(12,539)	93,380	42,921

Effect of exchange rate changes on cash and cash equivalents	(4,402)	2,014	(4,562)	2,276	160	(262)

Net increase (decrease) in cash and cash equivalents during the period	(64,621)	(12,320)	(40,853)	40,736	(23,768)	(53,056)
Cash and cash equivalents, beginning of period	289,054	125,689	228,874	30,087	60,180	95,602

Cash and cash equivalents, end of period	$224,433	$113,369	$188,021	$70,823	$36,412	$42,546

See accompanying notes

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
As at	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
		(restated – note 1)				(restated – note 1)
ASSETS
Current assets:
Cash and cash equivalents	$224,433	$289,054	$188,021	$228,874	$36,412	$60,180
Restricted cash	22,012	24,520	—	—	22,012	24,520
Accounts receivable	45,230	59,169	8,943	12,356	36,287	46,813
Loan receivable from MEC (note 13)	—	—	48,402	—	—	—
Income taxes receivable	—	1,815	—	—	—	1,815
Prepaid expenses and other	13,844	16,436	450	212	13,394	16,224
Discontinued operations (note 3)	87,735	5,398	—	—	87,735	5,398

	393,254	396,392	245,816	241,442	195,840	154,950

Real estate properties, net (note 5)	2,239,225	2,249,946	1,310,841	1,357,700	930,955	892,347
Fixed assets, net	52,302	54,836	435	532	51,867	54,304
Racing licenses	168,134	168,134	—	—	168,134	168,134
Other assets, net (note 13)	15,997	18,348	2,503	2,430	20,440	18,863
Loan receivable from MEC (note 13)	—	—	61,395	26,426	—	—
Deferred rent receivable	13,820	13,851	13,820	13,851	—	—
Future tax assets	52,339	44,379	9,558	9,134	42,781	35,245
Discontinued operations (note 3)	—	93,980	—	—	—	93,980

	$2,935,071	$3,039,866	$1,644,368	$1,651,515	$1,410,017	$1,417,823

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 6)	$28,300	$27,500	$—	$—	$28,300	$27,500
Accounts payable and accrued liabilities	136,254	171,860	25,267	38,152	110,987	133,708
Income taxes payable	4,913	5,907	4,133	5,907	780	—
Loan payable to MID (note 13)	—	—	—	—	48,402	—
Long-term debt due within one year	16,588	13,714	344	313	16,244	13,401
Deferred revenue (note 13)	26,626	29,825	6,382	1,368	21,067	28,457
Discontinued operations (note 3)	64,223	8,867	—	—	64,223	8,867

	276,904	257,673	36,126	45,740	290,003	211,933

Long-term debt (note 7)	216,488	209,000	6,482	6,505	210,006	202,495
Senior unsecured debentures	227,314	219,228	227,314	219,228	—	—
Note obligations	212,186	211,062	—	—	212,186	211,062
Loan payable to MID (note 13)	—	—	—	—	61,395	26,426
Future tax liabilities	169,114	151,786	44,716	33,325	124,398	118,461
Minority interest	221,600	253,726	—	—	221,600	253,726
Discontinued operations (note 3)	—	56,998	—	—	—	56,998

	1,323,606	1,359,473	314,638	304,798	1,119,588	1,081,101

Shareholders' equity:
Class A Subordinate Voting Shares (note 8)	1,558,016	1,554,779
Class B Shares (note 8)	17,893	17,893
Contributed surplus (note 9)	2,025	2,387
Deficit	(86,055)	(79,932)
Currency translation adjustment	119,586	185,266

	1,611,465	1,680,393	1,329,730	1,346,717	290,429	336,722

	$2,935,071	$3,039,866	$1,644,368	$1,651,515	$1,410,017	$1,417,823

Commitments and contingencies (note 14)

See accompanying notes

Notes to Interim Consolidated Financial Statements

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at September 30, 2005 and 2004 and for the three-month and nine-month periods ended September 30, 2005 and 2004 are unaudited)

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2004, except as disclosed in note 2.

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company"). MID is the former real estate division of Magna International Inc. ("Magna") and became a separate, publicly traded company on September 2, 2003.

The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing 96% of the total votes attached to its outstanding stock. MEC's results are consolidated with the Company's results, with minority ownership accounted for as minority interest.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2005 and 2004 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2005 and 2004.

MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income is typically earned in the first quarter of each year.

Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 12 to the unaudited interim consolidated financial statements. Related party transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 13, are eliminated in the consolidated results of operations and financial position of the Company.

The Company has reclassified certain prior period amounts to conform to the current periods' presentation. Prior periods have also been adjusted to reflect the restatement for discontinued operations (note 3).

2.     ACCOUNTING CHANGE

Consolidation of Variable Interest Entities

In September 2004, The Canadian Institute of Chartered Accountants approved Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Company's consolidated financial statements.

3.     DISCONTINUED OPERATIONS

(a)
On August 16, 2005, MEC and Great Canadian Gaming Corporation ("GCGC") entered into a share purchase agreement under which GCGC acquired all of the outstanding shares of Ontario Racing Inc. ("ORI"), a wholly-owned subsidiary of MEC. ORI owns and operates Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery and Gaming Corporation, located in Hamilton, Ontario, Canada. Regulatory approval for this sale transaction was obtained on October 17, 2005, and MEC completed the transaction on October 19, 2005. On closing, GCGC paid $23.6 million and Cdn. $50.0 million in cash and assumed ORI's existing debt.

  MEC's long-lived assets and racing licenses are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The purchase price for the transaction described above established a fair value for certain assets of Flamboro Downs and accordingly MEC performed impairment testing of these assets. Based on this analysis, a non-cash impairment charge of $12.3 million before income taxes, or $10.0 million after income taxes, was required for Flamboro Downs' racing license in the nine months ended September 30, 2005.

(b)
On August 18, 2005, three subsidiaries of MEC entered into a share purchase agreement with Colonial Downs, L.P. ("Colonial LP") pursuant to which Colonial LP purchased all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. ("MVRC"). MVRC is an indirect subsidiary of MEC that manages the operations of Colonial Downs, a thoroughbred and standardbred horserace track located in New Kent, Virginia, pursuant to a management agreement with Colonial LP, the owner of Colonial Downs. Regulatory approval for this sale transaction was obtained on September 28, 2005, and MEC completed the transaction on September 30, 2005. On closing, MEC received cash consideration of $6.8 million, net of transaction costs, and a one-year interest-bearing note in the principal amount of $3.0 million. Colonial LP will also pay MVRC's prorated management fee for 2005.

(c)
MEC's results of discontinued operations for the three and nine months ended September 30, 2005 and 2004, and MEC's assets and liabilities related to discontinued operations as at September 30, 2005 and December 31, 2004 are shown in the tables below. All assets and liabilities relating to discontinued operations have been classified as current at September 30, 2005 as the transactions described in sections (a) and (b) above closed between September 30, 2005 and October 19, 2005 and all consideration for these transactions has been received.

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Revenues	$7,377	$7,278	$21,256	$21,716
Costs and expenses	5,750	5,076	15,883	15,190

	1,627	2,202	5,373	6,526
Depreciation and amortization	248	225	738	649
Interest expense, net	614	585	1,868	1,788
Write-down of racing license	—	—	12,290	—

Income (loss) before undernoted	765	1,392	(9,523)	4,089
Gain on disposition	9,837	—	9,837	—

Income before income taxes	10,602	1,392	314	4,089
Income tax expense	2,263	428	732	1,481
Minority interest	3,459	400	(173)	1,081

Net income (loss)	$4,880	$564	$(245)	$1,527

As at	September 30, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$979	$636
Restricted cash	3,015	2,055
Accounts receivable	1,402	2,315
Income taxes receivable	—	258
Prepaid expenses and other	313	134
Real estate properties, net	19,835	—
Fixed assets, net	1,281	—
Racing licenses	60,910	—

	87,735	5,398

Real estate properties, net	—	19,896
Fixed assets, net	—	1,325
Racing licenses	—	72,759

	$87,735	$99,378

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$4,040	$3,528
Income taxes payable	2,170	—
Long-term debt due within one year	6,890	4,362
Deferred revenue	845	977
Long-term debt	35,909	—
Future tax liabilities	14,369	—

	64,223	8,867

Long-term debt	—	39,003
Future tax liabilities	—	17,995

	$64,223	$65,865

4.     EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2005 and 2004 are computed as follows:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Net income (loss) from continuing operations	$(8,594)	$(16,501)	$12,943	$3,741
Net income (loss) from discontinued operations	4,880	564	(245)	1,527

Net income (loss)	$3,714	$(15,937)	$12,698	$5,268

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,264	48,160	48,250	48,153
Stock options (thousands)	—	—	61	37

	48,264	48,160	48,311	48,190

Diluted earnings (loss) per Class A Subordinate Voting or Class B Shares
— from continuing operations	$(0.18)	$(0.34)	$0.27	$0.08
— from discontinued operations	0.10	0.01	(0.01)	0.03

	$(0.08)	$(0.33)	$0.26	$0.11

The computation of diluted earnings per share for the three months ended September 30, 2005 excludes the effect of the potential exercise of 418,000 (2004 — 352,000) options to acquire Class A Subordinate Voting Shares because the effect would be anti-dilutive. The computation of diluted earnings per share for the nine months ended September 30, 2004 excludes the effect of the potential exercise of 100,000 options to acquire Class A Subordinate Voting Shares because the effect would be anti-dilutive.

5.     REAL ESTATE PROPERTIES

Real estate properties consist of:

As at	September 30, 2005	December 31, 2004
		(restated — note 1)
Real Estate Business
Income-producing properties under operating leases
Land	$195,024	$198,940
Buildings, parking lots and roadways — cost	1,198,159	1,186,112
Buildings, parking lots and roadways — accumulated depreciation	(213,894)	(195,654)

	1,179,289	1,189,398

Development properties
Land and improvements	96,407	105,408
Properties under development	9,426	31,477

	105,833	136,885

Properties held for sale	25,719	31,417

	1,310,841	1,357,700

MEC
Revenue-producing racetrack properties
Land and improvements	213,613	215,289
Buildings — cost	426,177	409,179
Buildings — accumulated depreciation	(89,481)	(71,658)
Construction in progress	148,987	104,596

	699,296	657,406

Excess racetrack properties	96,565	98,332

Development properties
Land and improvements	50,665	49,400
Properties under development	2,752	1,222

	53,417	50,622

Revenue-producing non-racetrack properties
Land and improvements	37,393	37,543
Buildings — cost	53,049	56,957
Buildings — accumulated depreciation	(11,261)	(11,025)

	79,181	83,475

Properties held for sale	2,496	2,512

	930,955	892,347

Eliminations (note 13)	(2,571)	(101)

Consolidated	$2,239,225	$2,249,946

6.     BANK INDEBTEDNESS

On July 27, 2005, MEC amended and extended its $50.0 million senior revolving credit facility (the "MEC Credit Facility") to July 31, 2006. The MEC Credit Facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the MEC Credit Facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain subsidiaries of MEC. At September 30, 2005, MEC had borrowings under the MEC Credit Facility of $28.3 million (December 31, 2004 — $27.5 million) and had issued letters of credit totalling $21.1 million (December 31, 2004 — $21.9 million) under the MEC Credit Facility, such that $0.6 million was unused and available.

The loans under the MEC Credit Facility bear interest at either the U.S. Base rate plus 3.0% or the London Interbank Offered Rate ("LIBOR") plus 4.0%. The weighted average interest rate on the loans outstanding under the MEC Credit Facility as at September 30, 2005 was 8.7% (December 31, 2004 — 6.0%).

Subsequent to September 30, 2005, the MEC Credit Facility was further amended (see note 15).

7.     LONG-TERM DEBT

On February 18, 2005, one of MEC's Canadian subsidiaries entered into a financing arrangement that is secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement. MEC received proceeds of $11.1 million (Cdn. $13.7 million) that are repayable in three annual instalments of Cdn. $5.0 million commencing January 1, 2006 until the third instalment has been made in 2008. The interest rate implicit in the arrangement is 5.1%.

On April 5, 2005, one of MEC's Canadian subsidiaries entered into a loan agreement that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2009 through 2014. MEC received proceeds of $16.9 million (Cdn. $20.5 million) that are repayable in six annual repayments of Cdn. $5.0 million commencing January 1, 2009 until the last instalment has been made in 2014. The loan bears interest at a rate of 6.4%.

8.     SHARE CAPITAL

Changes in Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2003	47,582,083	$1,552,901	548,238	$17,893	48,130,321	$1,570,794
Issued on exercise of stock options	30,000	910	—	—	30,000	910

Issued and outstanding, March 31, 2004, June 30, 2004, and September 30, 2004	47,612,083	1,553,811	548,238	17,893	48,160,321	1,571,704
Issued on exercise of stock options	30,000	968	—	—	30,000	968

Shares issued and outstanding, December 31, 2004	47,642,083	1,554,779	548,238	17,893	48,190,321	1,572,672
Issued on exercise of stock options	70,000	2,237	—	—	70,000	2,237

Shares issued and outstanding, March 31, 2005 and June 30, 2005	47,712,083	1,557,016	548,238	17,893	48,260,321	$1,574,909
Issued on exercise of stock options	30,000	1,000	—	—	30,000	1,000

Shares issued and outstanding, September 30, 2005	47,742,083	$1,558,016	548,238	$17,893	48,290,321	$1,575,909

Pursuant to the terms of a normal course issuer bid for which the Company received approval from the Toronto Stock Exchange on May 19, 2005, the Company may, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the "public float" of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition. To date, the Company has not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

9.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three months ended September 30, 2005	Nine months ended September 30, 2005
Contributed surplus, beginning of period	$2,125	$2,387
Stock-based compensation	88	264
Transfer to share capital on exercise of stock options	(188)	(626)

Contributed surplus, end of period	$2,025	$2,025

10.   STOCK-BASED COMPENSATION

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.69 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID grants stock options to certain directors, officers, key employees and consultants to purchase MID's Class A Subordinate Voting Shares. 1/5th of options vest on the date of grant, and remaining options vest over a period of 4 years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

  Activity in MID's option plan was as follows:

	2005		2004
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	490,000	33.16	575,000	31.85
Granted	—	—	100,000	39.26
Exercised	(70,000)	31.85	(30,000)	31.85

Stock options outstanding, March 31 and June 30	420,000	33.38	645,000	33.00
Exercised	(30,000)	31.85	—	—
Cancelled	—	—	(293,000)	34.38

Stock options outstanding, September 30	390,000	33.49	352,000	31.85

Stock options exercisable, September 30	162,000	32.64	124,000	31.85

During the three months ended March 31, 2004, there were 100,000 MID stock options granted with a weighted average fair value of $7.57 per option. These 100,000 MID stock options and an additional 193,000 stock options were subsequently cancelled during the three months ended September 30, 2004.

The fair value of MID stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Risk-free interest rate	—	—	—	3.0%
Expected dividend yield	—	—	—	1.20%
Expected volatility of MID's Class A Subordinate Voting Stock	—	—	—	30.2%
Weighted average expected life (years)	—	—	—	4.0

During the three-month and nine-month periods ended September 30, 2005, the Real Estate Business recognized stock-based compensation expense of $0.1 million (2004 — $0.2 million recovery) and $0.3 million (2004 — $1.6 million), respectively.

(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan. During the three months ended September 30, 2005, no shares were issued under the MEC Plan and during the nine months ended September 30, 2005, 14,175 shares were issued under the Plan. During the three months ended September 30, 2004, no shares were issued under the MEC Plan and during the nine months ended September 30, 2004, 199,000 shares were issued under the MEC Plan, including 175,000 shares issued on the exercise of stock options.

  During 2005, MEC introduced an incentive compensation program for certain officers and key employees, which will award performance shares of MEC's Class A Subordinate Voting Stock as contemplated under the MEC Plan in 2005. The number of shares of Class A Subordinate Voting Stock underlying the performance share awards is based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the MEC Plan was approved by the Compensation Committee of MEC's Board of Directors. These performance shares vest over a six or eight month period to December 31, 2005 and are to be distributed, subject to certain conditions, in two equal instalments. The first distribution date is on or about March 31, 2006 and the second distribution date is on or about March 31, 2007. During the three and nine months ended September 30, 2005, nil and 210,122 (three and nine months ended September 30, 2004 — nil) performance share awards were granted under the MEC Plan, with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share. At September 30, 2005, there were 123,219 performance share awards vested with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share.

  MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

  Activity in MEC's option plan was as follows:

	2005		2004
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Stock options outstanding, January 1	4,500,500	6.18	4,841,500	6.14
Granted	490,000	6.40	150,000	6.33
Exercised	—	—	(175,000)	4.87
Forfeited	(145,000)	6.76	(144,000)	6.94

Stock options outstanding, March 31	4,845,500	6.19	4,672,500	6.16
Granted	155,000	6.70	—	—
Forfeited	(88,000)	7.32	—	—

Stock options outstanding, June 30	4,912,500	6.18	4,672,500	6.16
Granted	—	—	50,000	6.64
Forfeited	(150,000)	8.08	(100,000)	6.13

Stock options outstanding, September 30	4,762,500	6.12	4,622,500	6.17

Stock options exercisable, September 30	4,038,715	6.05	3,925,596	6.11

During the three months ended September 30, 2004, there were 50,000 MEC stock options granted with a weighted average fair value of $2.77 per option. During the nine months ended September 30, 2005, there were 645,000 (2004 — 200,000) MEC stock options granted with a weighted average fair value of $2.90 (2004 — $2.38) per option.

The fair value of MEC stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Risk-free interest rate	—	3.0%	3.9%	3.0%
Expected dividend yield	—	0.84%	—	0.84%
Expected volatility of MEC's Class A Subordinate Voting Stock	—	56.2%	54.9%	57.4%
Weighted average expected life (years)	—	4.0	4.0	4.0

During the three-month and nine-month periods ended September 30, 2005, MEC recognized stock-based compensation expense (net of recoveries for forfeited options) of nil (2004 — $0.3 million) and $0.6 million (2004 — $0.8 million), respectively.

11.   DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

	Three months ended September 30,		Nine months ended September 30
	2005	2004	2005	2004
		(restated – note 1)		(restated – note 1)
Real Estate Business
Depreciation and amortization	$9,093	$8,533	$27,567	$25,405
Gain on disposal of real estate	—	(348)	(9,404)	(216)
Future income taxes	4,146	146	5,886	4,157
Interest and other income from MEC	(1,032)	—	(2,248)	—
Stock-based compensation expense (recovery)	88	(206)	264	1,558
Straight-line rent adjustment	(59)	136	249	(104)
Other	73	1	210	120

	12,309	8,262	22,524	30,920

MEC
Depreciation and amortization	10,196	10,149	29,717	27,303
Future income taxes	3,554	(1,800)	991	(7,591)
Stock-based compensation expense	15	260	696	752
Gain on disposal of real estate	—	—	—	(9,626)
Write-down of long-lived assets	—	—	—	26,685
Minority interest	(17,990)	(18,826)	(27,586)	(20,807)
Dilution and other gains	—	(1,026)	(7)	(883)
Other	776	(99)	(1,098)	1,332

	(3,449)	(11,342)	2,713	17,165

Eliminations (note 13)	(1,940)	—	1,663	—

Consolidated	$6,920	$(3,080)	$26,900	$48,085

(b)
Changes in non-cash balances:

	Three months ended September 30,		Nine months ended September 30
	2005	2004	2005	2004
		(restated – note 1)		(restated – note 1)
Real Estate Business
Accounts receivable	$187	$455	$2,607	$6,728
Loan receivable from MEC	(296)	—	(296)	—
Prepaid expenses and other	185	(765)	(228)	(222)
Accounts payable and accrued liabilities	805	1,061	(4,661)	3,141
Deferred revenue	2,632	447	5,014	(146)
Income taxes payable	(1,971)	2,907	2,410	4,462

	1,542	4,105	4,846	13,963

MEC
Restricted cash	(2,496)	2,952	2,486	(1,255)
Accounts receivable	(132)	2,155	10,223	(5,191)
Prepaid expenses and other	371	934	(1,383)	(5,958)
Accounts payable and accrued liabilities	7,891	16,176	(16,713)	24,921
Loan payable to MID	296	—	296	—
Deferred revenue	(2,661)	984	(7,289)	(8,012)
Income taxes receivable/payable	(6,352)	(705)	1,142	(4,124)

	(3,083)	22,496	(11,238)	381

Eliminations (note 13)	(823)	—	(823)	—

Consolidated	$(2,364)	$26,601	$(7,215)	$14,344

12.   SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly owned and publicly traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate board of directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eleven thoroughbred racetracks, one standardbred racetrack, and one racetrack that run both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities, XpressBet®, a United States national Internet and telephone account wagering business, and MagnaBet™, a European account wagering service. MEC also owns and operates HorseRacing TV™, a network focused on horseracing, and owns a 30% equity investment in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC's racetracks and other U.S. racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. To support certain of MEC's thoroughbred racetracks, MEC owns and operates three thoroughbred training centers in the Unites States. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes two golf courses and related recreational facilities in Austria and Canada, and three residential developments in various stages of development in Austria, the United States and Canada.

The Company's interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

13.   TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, Magna's Chairman of the Board, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. Since the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)
MEC Recapitalization Plan and Financing

  On December 9, 2004, a subsidiary of MID (the "MID Lender") entered into a loan agreement to provide project financing facilities to subsidiaries of MEC of $115.0 million (plus costs and capitalized interest) for the reconstruction of facilities at Gulfstream Park racetrack in Florida (the "Gulfstream Park project financing") and $77.0 million (plus costs and capitalized interest) for the reconstruction and development of The Meadows racetrack and slot facility in Pennsylvania (the "Meadows project financing").

  On July 22, 2005, in connection with the recapitalization plan announced on the same day by MEC (the "MEC Recapitalization Plan"), the MID Lender entered into two loan agreements with MEC and amended the existing loan agreement (collectively, the "Financing Agreements"). The Financing Agreements were further amended in October 2005 (see note 15).

  (i)
  MEC Recapitalization Plan

    The MEC Recapitalization Plan is intended to recapitalize MEC's balance sheet by August 2006 through the sale of certain non-strategic assets to generate proceeds of approximately $150.0 million. MEC's sale of the racetrack at Flamboro Downs and the Colonial Downs Management Agreement (see note 3) are the first of such asset dispositions. Proceeds realized from asset sales, excluding the sale of Flamboro Downs, are applied to reduce debt (including amounts owed under the bridge loan discussed below — see note 15). The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006. The proceeds of such an equity offering would be used by MEC to further reduce debt and for MEC's general corporate purposes

  (ii)
  Bridge Loan

    Under the Financing Agreements, the MID Lender is providing MEC with a 13-month bridge loan of up to $100.0 million. $50.0 million of the bridge loan was made available upon closing of the Financing Agreements for drawdown by MEC, $25.0 million was made available on October 17, 2005 and the remaining $25.0 million can become available on January 16, 2006, subject to the satisfaction of certain conditions including, among other things, MEC establishing to the MID Lender's satisfaction that MEC is in compliance with, and is continuing to implement, the MEC Recapitalization Plan. The bridge loan proceeds may only be used by MEC in accordance with the MEC Recapitalization Plan. During the three months ended September 30, 2005, $48.1 million was advanced to MEC under the bridge loan. Subsequent to September 30, 2005, a further $8.0 million was advanced to MEC under the bridge loan.

    The bridge loan has a term expiring August 31, 2006 and bears interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to LIBOR plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. The MID Lender received arrangement fees of $1.0 million at closing and $0.5 million on October 17, 2005 and will receive an additional $0.5 million on the date (if any) on which the applicable conditions are satisfied and any or all of the third tranche becomes available to MEC. In addition, MEC will pay an annual commitment fee equal to 1.0% of the undrawn facility. The bridge loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds raised by MEC from asset sales and equity or debt issuances, subject to amounts required to be paid to MEC's existing lenders.

    The bridge loan is secured by certain assets of MEC and guaranteed by certain subsidiaries of MEC. The guarantees are secured by first ranking security over the lands owned by The Meadows (ahead of the Gulfstream project financing facility), second ranking security over the lands owned by Golden Gate Fields (behind an existing third party lender) and third ranking security over the lands owned by Santa Anita Park (behind existing third party lenders). In addition, MEC has pledged the shares and licences of the guarantor subsidiaries and other subsidiaries (or provide negative pledges where a pledge is not available due to regulatory constraints or due to a pledge to an existing third party lender). The bridge loan is cross-defaulted to all other obligations of MEC and its subsidiaries to MID and its subsidiaries. The security over The Meadows may be subordinated to new third party financings of up to $200.0 million for the construction of a racing and alternative gaming facility at The Meadows.

  (iii)
  Project Financing

    Under the Financing Agreements, the Gulfstream Park project financing and the Meadows project financing facilities have been amended by, among other things, (i) terminating the Meadows project financing facility (which was undrawn) and replacing it with a facility in the principal amount of up to $34.2 million (plus costs and capitalized interest) for capital expenditures related to the alternative gaming facility being built at Remington Park racetrack in Oklahoma (the "Remington Park project financing"); and (ii) accelerating the time when principal and interest payments on amounts advanced under the project financings will begin to January 1, 2007 (rather than January 1, 2008 under the prior arrangements).

    The $34.2 million Remington Park project financing are made available by the MID Lender to the wholly-owned subsidiary of MEC that operates Remington Park to finance the build-out of an alternative gaming facility. Advances under the facility are made available by way of progress draw advances to fund the capital expenditures relating to the development, design and construction of the alternative gaming facility at Remington (including the purchase and installation of gaming devices).

    The Remington Park project financing has a term of 10 years from the completion date of the alternative gaming facility at Remington Park, which is anticipated to occur by November 2005. Prior to the completion date, amounts outstanding under the Remington Park project financing bear interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. After the completion date, amounts outstanding under the Remington Park project financing will bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, interest will be deferred. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period commencing on such date. Following the completion of the alternative gaming facility, certain cash from the operations of the borrower must be used to pay deferred interest on the Remington Park project financing plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing.

    The Remington Park and Gulfstream Park project financing facilities contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing facility is secured by all assets of the borrower, excluding licences and permits and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows training facility and (until the alternative gaming facility is completed) by MEC. The security package includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows training facility and the shares of the owner of the Palm Meadows training center (in each case, behind security granted for the amended Gulfstream Park project financing, as discussed below). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.

    The Gulfstream Park project financing facility is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows training center, Remington Park and The Meadows and is collateralized principally by security over the lands forming part of the operations at Gulfstream Park, Palm Meadows, Remington Park and The Meadows and over all other assets of Gulfstream Park, Palm Meadows, Remington Park and The Meadows, excluding licenses and permits (which cannot be subject to security under applicable legislation).

    As at September 30, 2005, there was a balance of $60.5 million (December 31, 2004 — $26.4 million) due under the Gulfstream Park project financing facility including $2.3 million (December 31, 2004 — $0.1 million) of accrued interest. At September 30, 2005, there was a balance of $0.9 million due under the Remington Park project financing facility.

  Approximately $6.7 million of costs were incurred in association with the Financing Agreements. At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (or capitalized interest in the case of the Gulfstream Park and Remington park project financings), over the respective lives of the bridge loan and Gulfstream Park and Remington park project financings. At a consolidated level, such costs are charged to general and administrative expenses in the periods in which they are incurred.

  All interest and fees relating to the Financing Agreements, including any capitalization thereof by MEC, and any adjustments to the deferred financing costs are eliminated from the Company's consolidated results of operation and financial position.

(b)
MEC's sales to Mr. F. Stronach

  During the three months ended June 30, 2005, a wholly-owned subsidiary of MEC sold to Mr. F. Stronach, the Chairman of the Board of MEC and the Company, two housing lots and an apartment located in MEC's residential development in Oberwaltersdorf, Austria. The total sales price for these properties was $1.4 million, which was the market listed sales price, and a gain on sale of $0.9 million was recognized during the three months ended June 30, 2005.

(c)
MEC option

  On August 5, 2005, a subsidiary of MEC extended its option agreement with MID to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan to November 15, 2005.

14.   COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and will vigorously defend against it.

(c)
MEC generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d)
At September 30, 2005, the Company had $7.8 million (Real Estate Business — $3.2 million; MEC — $4.6 million) of letters of credit issued with various financial institutions to guarantee various construction projects related to activity of the Company. These letters of credit are secured by cash deposits of the Company.

(e)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As at September 30, 2005, these indemnities amounted to $4.4 million with expiration dates through September 30, 2006.

(f)
At September 30, 2005, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $74.9 million (Real Estate Business — $11.9 million; MEC — $63.0 million).

(g)
The Maryland Jockey Club is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc. ("Cloverleaf"), the current owner of Rosecroft Raceway ("Rosecroft"), a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004, and expired on April 30, 2005, however both parties continue to informally operate under its terms until a new arrangement can be finalized.

  The Maryland Revenue Sharing Agreement enabled wagering to be conducted, both day and evening, on live and simulcast thoroughbred and harness races at Pimlico, Laurel Park and Rosecroft and the three Maryland off-track betting facilities operated by them. Under the agreement, wagering revenue from these sources was pooled and certain expenses and obligations were pooled and paid from those revenues to generate net wagering revenue. This net wagering revenue was then distributed 80% to The Maryland Jockey Club and 20% to Rosecroft. Commencing April 19, 2004, The Maryland Jockey Club and Rosecroft are no longer pooling their wagering revenue and distributing net wagering revenue as they did under the Maryland Revenue Sharing Agreement. From April 19, 2004 until June 9, 2004, they operated under a state law which precluded The Maryland Jockey Club from operating after 6:15 p.m. without Rosecroft's consent, and the federal Interstate Horseracing Act, which provides that, without the consent of The Maryland Jockey Club, Rosecroft cannot accept simulcast wagering on horse racing during the times that Pimlico or Laurel Park are running live races.

  Since coming into effect on June 9, 2004, The Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Maryland Operating Agreement, Cloverleaf agrees to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and The Maryland Jockey Club agrees to pay Cloverleaf a 12% premium on pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

  Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and off-track betting facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club. At this time, MEC is uncertain as to the likelihood of renewal of this agreement on comparable terms.

(h)
In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. ("Forest City") and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. Forest City has paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit has been included in MEC's accounts payable and accrued liabilities on the Company's consolidated balance sheets. In May 2005, a Limited Liability Company Agreement was entered into with Forest City concerning the planned development of "The Village at Gulfstream Park™", which was not effective until approved by MEC's Board of Directors. On October 21, 2005, MEC and Forest City amended and restated the Limited Liability Company Agreement so that, among other things, the condition to effectiveness was removed. The Limited Liability Company Agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial uses on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City shall constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. However, to September 30, 2005, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of those pre-development costs incurred to that point in time. The Limited Liability Company Agreement further contemplates additional agreements including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed in due course and upon satisfaction of certain conditions.

(i)
In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005, which has been extended by mutual agreement of the parties to November 30, 2005. Up to September 30, 2005, MEC has expended $1.6 million of this initiative, of which $1.2 million was paid in the nine months ending September 30, 2005. These amounts have been included in MEC's other assets on the Company's consolidated balance sheets. MEC is continuing to explore these developmental opportunities, but to September 30, 2005 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs, however to September 30, 2005, MEC has not made any such payments.

15.   SUBSEQUENT EVENTS

(a)
In October 2005, the MID Lender agreed to amend certain of the loan agreements between it and MEC and certain of MEC's subsidiaries.

  The Gulfstream Park project financing will be amended to recognize that MEC has increased the capital budget for the redevelopment of Gulfstream Park by $26.5 million from $145 million to $171.5 million, to permit certain changes to the contractor arrangements for the Gulfstream construction project, and to establish the Gulfstream Escrow described below. Under the Gulfstream Park project financing, the MID Lender had previously agreed to finance $115.0 million of the Gulfstream construction costs, which amount has not changed as a result of these amendments.

  Pursuant to the terms of the bridge loan agreement between the MID Lender and MEC, as well as the terms of the MEC Credit Facility, MEC was required to use the net proceeds from the sale of Flamboro Downs (see note 3) to pay down the principal amount owing under the two facilities in equal portions. However, both the bank and the MID Lender have agreed in principle to mutually waive this repayment requirement, subject to certain other amendments and the execution of definitive agreements.

  The amendment to the MEC Credit Facility will require that upon the closing of certain future asset sales, MEC will use approximately $12.0 million from the proceeds of such sales to permanently repay a portion of the MEC Credit Facility. The amendments to the bridge loan will require that (i) the MID Lender will waive its negative pledge over certain land located in Ocala, Florida (the "Ocala Land") owned by certain subsidiaries of MEC, (ii) Gulfstream Park Racing Association, Inc. ("GPRA"), MEC's subsidiary that owns and operates Gulfstream Park, will have entered into a definitive agreement with BE&K, Inc. ("BE&K"), parent of Suitt Construction Co., Inc., the general contractor for the Gulfstream Park construction project, for debt financing of $13.5 million (the "Construction Loan"), which will be secured by the Ocala Land, to be used to pay for construction costs for the Gulfstream Park construction project, (iii) MEC place into escrow (the "Gulfstream Escrow") with the MID Lender $13.0 million of the Flamboro Downs sale proceeds, which escrowed amount will be applied against future Gulfstream Park construction costs, (iv) MEC use commercially reasonable efforts to sell certain assets and use the proceeds of such sales to pay down the bridge loan, and (v) in the event that MEC does not enter into definitive agreements prior to December 1, 2005 to sell such assets or has not repaid the bridge loan by January 15, 2006, the MID Lender will be granted mortgages on certain additional properties owned by MEC. Upon the closing of the sale of certain assets by MEC, MEC is also required to put into escrow with the MID Lender the amount required to pre-pay the BE&K debt financing. With respect to requirement (ii) above, GPRA and BE&K have signed a term sheet setting forth the terms of the proposed Construction Loan and are currently negotiating definitive documentation, which is expected to be finalized in November 2005.

  In consideration of the amendments and waivers described above, MEC paid the MID Lender a fee of $0.4 million, half of which is repayable to MEC in the event that it meets certain conditions relating to the sale of specified assets. MEC will also pay all of the MID Lender's costs in connection with these arrangements.

  The amendments to the Gulfstream Park project financing and the bridge loan were approved by the MID board of directors (with Messrs. Stronach and Mills abstaining from voting given their positions as directors of MEC) based on a recommendation from a Special Committee of independent directors of MID. The Special Committee engaged CIBC World Markets Inc. as independent financial advisors and Goodmans LLP as independent legal advisors. TD Securities Inc. acted as financial advisors, and Davies Ward Phillips & Vineberg LLP acted as legal advisors, to MID.

(b)
In October 2005, the Company purchased 791 acres of land in Simmesport, Louisiana, for $2.6 million. The Company intends to donate approximately 50 acres of this land (valued at approximately $0.6 million) to a non-profit organization established to assist the victims of Hurricane Katrina with charitable funding from Magna and other Canadian sources. The Company will also lease the remaining parcel of land to the non-profit organization for a period of five years at a nominal cost. Magna has committed to fund the cost of land improvements and manufactured homes for the development of this community through the non-profit organization.

(c)
On October 24, 2005, South Florida was hit by Hurricane Wilma and Gulfstream Park sustained damage. MEC is continuing to assess the extent of the damage and the impact on the Gulfstream Park redevelopment project due to the hurricane.

(d)
On November 3, 2005, MEC announced that one of its subsidiaries that owns approximately 157 acres of excess real estate located in Palm Beach County, Florida has entered into an agreement to sell the real property to Toll Bros, Inc., a Pennsylvania real estate development company, for $51.0 million. The proposed sale is subject to the completion of due diligence by February 28, 2006 and is expected to close by March 30, 2006.

(e)
On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc. and a fund managed by Oaktree Capital Management, LLC ("Oaktree" and together, with PA Meadows, LLC, "Millennium-Oaktree"), providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc., each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. The sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a Conditional Category 1 slot license pursuant to the Pennsylvania Race Horse Development and Gaming Act, and certain other customary closing conditions. Under the terms of the share purchase agreement, Millennium-Oaktree will pay MEC $225.0 million and MEC will continue to manage the racing operations at The Meadows on behalf of Millennium-Oaktree pursuant to a minimum 5-year racing services agreement. The purchase price is payable in cash at closing, subject to a holdback amount of $39.0 million, which will be released over time in accordance with the terms of the share purchase agreement.

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Exhibit 1
MI DEVELOPMENTS ANNOUNCES 2005 THIRD QUARTER RESULTS